Federal Reserve Bank Building	Fredericksburg Office:
701 East Byrd Street	725 Jackson Street, Suite 200
Richmond, VA 23210	Fredericksburg, VA 22401-5720
Telephone: 804-771-9500	Phone: 540-372-3515
Facsimile: 804-644-0957	Fax: 540-372-3941
Mailing Address:	www.hf-law.com
Post Office Box 500
Richmond, VA 23218-0500

July 17, 2006
VIA EDGAR and FEDERAL EXPRESS
Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:	NNN Apartment REIT, Inc., Amendment No. 7 to Form S-11, Reg. No. 333-130945
     Dear Ms. Gowetski:
     We have received your comment letter dated July 11, 2006 (the “Comment Letter”) with respect to the above-referenced Registration Statement (“Registration Statement”) for NNN Apartment REIT, Inc. (the “Company”) and the prospectus contained therein (“Prospectus”). Your comments are set forth below in italics. Our responses to your comments are set forth below the recitation of each comment. Page numbers refer to the pages in Amendment No. 7 to the Form S-11 filed concurrently herewith.
Prior Performance Summary, page 76
1.	We note your response to comment no. 3 and the revised disclosure on pages 82, 83 and 85 that the source of cash to fund the distributions was financing activities. We further note your disclosure on page 83 that the source of cash to fund distributions was the collection of notes receivables. Please expand your disclosure to briefly describe what you mean by financing activities and the collection of notes receivables. For example, if the programs borrowed money to fund distributions, please so state.
     The Company has revised the disclosure on pages 82, 83 and 85 in response to the Staff’s comment.

July 17, 2006

2.	Please revise to state the aggregate amount of loans from affiliates of Triple Net Properties to the prior programs for the purpose of acquiring and holding real estate. Also, please state the aggregate amount of loans from Cunningham Lending Group, LLC to the prior programs for making distributions that exceed cash flow from operations. In each case, also disclose the aggregate number of prior programs that received these loans.
     As discussed with the Staff in a conference call on July 12, 2006, the Company has disclosed in the Prior Performance Summary the amount of loans from affiliates of Triple Net Properties, LLC to prior programs on a program-by-program basis. Therefore, the Staff waived its request to include the aggregate information referenced above.
3.	We note the discussion of adverse business developments or conditions beginning on page 85. Please tell us why you have limited this discussion to your private programs, considering that your public programs also have experienced returns of capital from cash distributions. If applicable, please revise to include a similar discussion of adverse business developments related to your public program.
     As discussed with the Staff, the Company does not believe that any of the public programs have experienced adverse business developments or conditions. The Company does not consider a return of capital from cash distributions for the public programs to be an adverse business development.
Adverse Business Developments or Conditions, page 85
4.	The next-to-last paragraph in this section states that distributions in excess of cash flow from operations may be made from cash reserves, proceeds from the sale or refinancing of properties, distributions of prior years’ cash flows, or loans from Triple Net Properties or its affiliates. Please revise to clarify, if true, that distributions in excess of cash flow may be made from proceeds from the sale of the program’s securities. If so, please include appropriate risk factor disclosure regarding distributions from the proceeds from this offering.
     The Company has revised the disclosure on page 86 in response to the Staff’s comment. In addition, the Company has added a risk factor on page 24 in response to the Staff’s comment.
5.	Please tell us why you have identified cash reserves as a source for distribution payments when there is no indication that your prior programs have ever paid distributions from a reserve. Alternatively, please confirm that cash reserves and prior years’ excess cash flow are the same thing.
     The Company has clarified the disclosure on page 86 in response to the Staff’s comment.

July 17, 2006

Performance of Prior Programs, page 86
6.	For each prior program, please revise to disclose all major adverse business developments that resulted in deficit cash flows. For example, we note that you have provided appropriate disclosure for NNN 1397 Galleria Drive, LLC by indicating that a major tenant vacated the property. Please provide comparable disclosure for each program that experienced deficit cash flows after distributions.
     As discussed with the Staff, the Company believes it has disclosed all major adverse business developments in the Prior Performance Summary, including those that resulted in deficit cash flows, and does not believe that any additional disclosures are necessary.
Table III Operating Results of Prior Programs By Year
Notes Programs, page A-21
7.	Please revise footnote (2) on page A-21 to disclose the amount of cash distributions paid to the note unit holders in each of the years presented.
     The Company has revised the disclosure on page A-21 in response to the Staff’s comment.
     If you have any questions with respect to any of our responses, please feel free to call me at (804) 771-9507 or Ms. Andrea Biller, General Counsel of Triple Net Properties, at (714) 667-8252 x207.

Sincerely,
/s/ Richard P. Cunningham, Jr.

Richard P. Cunningham, Jr.

cc:	Andrea Biller, Esq. Louis J. Rogers, Esq. Stanley J. Olander, Jr.